UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

MINUTES OF 171ST MEETING OF THE BOARD OF

DIRECTORS HELD ON MARCH 21, 2011

1. DATE, TIME AND PLACE: On March 21, 2011, at 8 a.m., the meeting was held through conference call, pursuant to Paragraph 1 of Article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, State of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 3 of Article 18 of the Bylaws of CPFL Energia.

3. ATTENDANCE: All members of the Board of Directors ("Board").

4. CHAIR: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary – Gisélia Silva.

5. AGENDA OF THE DAY: To examine, discuss and vote the election of the Chief Finance and Investor Relations Executive Officer.

6. SUBJECTS AND RESOLUTIONS:

The Chairman of the Board has begun work and informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be counted pursuant to items 5.1, 5.6.2, and 7.1 of the Shareholders’ Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the topics on the Agenda were examined, pursuant to item “a” of Article 18 of the Bylaws, resolution was taken, by unanimous vote, to approve the election of Mr. LORIVAL NOGUEIRA LUZ JUNIOR, Brazilian citizen, married, business administrator, ID document (CNH - driver’s license) number 02215432356, issued by DETRAN, São Paulo/SP, and individual taxpayer’s register (CPF/MF) 678.741.266-53, with business address at Rodovia Campinas Mogi-Mirim, KM 2,5, CEP 13088-900, in the city of Campinas, state of São Paulo, to hold the position of CHIEF FINANCE AND INVESTOR RELATIONS EXECUTIVE OFFICER, which will serve the remaining term of office of the Board of Executive Officers elected in the Board of Directors’ Meeting held on April 29, 2009, recommending to the representatives of the Company in the management bodies and the General Shareholders’ Meetings of the subsidiaries to vote favorably to the election of Mr. Lorival Nogueira Luz Junior as a member of the Board of Executive Officers.

The Board of Directors declare that (a) obtained from the candidate appointed the information that he does not have any legal impediment preventing his election, pursuant to CVM Instruction No. 367/02, and (b) the Officer elected herein shall be vested in his office by means of signature of instrument of investiture, drawn up in the minutes book of the Board of Executive Officers, instrument of agreement referred to by New Market Listing Regulation of São Paulo Stock Exchange, by which he shall undertake to comply with rules contained therein. The Officer shall also sign a term of commitment to the provisions of the Shareholders’ Agreement filed at the headquarters of the Company and subsidiaries.

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

 Company Registry NIRE 353.001.861-33

7. CLOSURE: There being no further business on the agenda, the meeting was adjourned, after which these minutes were approved and signed by the members present and by the Secretary.

Murilo Cesar Lemos dos Santos Passos	Robson Rocha
Francisco Caprino Neto	Claudio Borin Guedes Palaia
Ricardo Carvalho Giambroni	Martin Roberto Glogowsky
Ana Dolores M. Carneiro de Novaes
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2011

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.